Exhibit 99.1

CORPBANCA AND SUBSIDIARIES

As of October 31, 2008

The following interim financial information of CorpBanca as of October 31, 2008 has been published on our website in accordance with circular No. 18 of the Superintendency of Banks and Financial Institutions dated September 1, 2008.

Consolidated Balance Sheet Accounts (unaudited)

MCh$
Total loans	4,807,737
Total assets	6,048,357

Current accounts and demand deposits	312,382
Time deposits and savings accounts	3,222,118
Borrowings from financial institutions	511,580
Debt issued	768,671

Equity	472,600

Condensed Consolidated Statement of Income (unaudited)

MCh$
Total operating revenue	226,653
Provisions for loan losses	(43,417)
Operating expenses	(97,923)

Operating income	85,313
Income attributable to investments in other companies	277
Net loss from price-level restatement	(30,263)

Income before taxes	55,327
Income taxes	(8,089)
Net income for the period	47,238

The above financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and financial institutions.

Angel Bay Espinosa	Mario Chamorro Carrizo
Accounting Manager	Chief Executive Officer